SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                          No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on payment of final dividend by China Petroleum & Chemical Corporation (the “Registrant”),  made by the Registrant on June 20, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

INFORMATION ON THE PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 25 March 2011 on results for the year ended 31 December 2010, the 2010 annual report and accounts of Sinopec Corp. and the announcement dated 13 May 2011 in respect of the resolutions passed at the 2010 annual general meeting. The board of directors of Sinopec Corp. (the “Board”) wishes to announce further information in relation to the payment of the final dividend as follows.

The resolution relating to the profit distribution plan of Sinopec Corp. for the year ended 31 December 2010 was approved at the 2010 annual general meeting of Sinopec Corp.. The final dividend of RMB0.13 (equivalent to HK$0.1554) per share (inclusive of tax) payable to shareholders of H shares whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 17 June 2011 will be paid in Hong Kong dollars, with the exchange rate being the average basic exchange rate of Hong Kong dollar to RMB declared by the People’s Bank of China one week before the declaration of dividend. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100=RMB83.66875. Accordingly, the final dividend of HK$0.1554 per H share (inclusive of tax) of the Company is expected to be paid to shareholders of H shares of Sinopec Corp. on or before Thursday, 30 June 2011.

Due to the recent change of PRC tax regulations, the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) (《關於外商投資企業、外國企業和外籍個人取得股票（股權）轉讓收益和股息所得稅收問題的通知》(國稅發[1993] 45號)) issued by the State Administration of Taxation (the “Circular”), where individual foreigners who were the holders of H shares were temporarily exempted from PRC individual income tax for the dividend (bonus) paid by domestic enterprises which issued such H shares, was repealed under the Announcement on the List of Fully and Partially Invalid and Repealed Tax Regulatory Documents (《關於公佈全文失效廢止、部份條款失效廢止的稅收規範性文件目錄的公告》) dated 4 January 2011. Therefore, the Circular can no longer be the basis for the individual shareholders who hold Sinopec Corp.’s H shares and whose names appear on the register of members of H shares of Sinopec Corp. (the “Individual H Shareholders”) to be exempted from the PRC individual income tax when Sinopec Corp. distributes the final dividend for the year ended 31 December 2010.

Pursuant to the PRC Individual Income Tax Law (《中華人民共和國個人所得稅法》), the Implementation Regulations of the Individual Income Tax Law (《中華人民共和國個人所得稅法實施條例》), the Tentative Measures on Withholding and Payment of Individual Income Tax (《個人所得稅代扣代繳暫行辨法》) and other relevant laws and regulations (collectively, “Relevant Laws and Regulations”), in view of opinions from relevant PRC tax authorities, the Individual H Shareholders shall pay individual income tax at a tax rate of 20% upon their receipt of distribution of dividend from Sinopec Corp., which shall be withheld and paid by Sinopec Corp. on behalf of the Individual H Shareholders. The Individual H Shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements of applicable tax agreements (arrangements) subject to further confirmation from relevant PRC tax authorities based on the information provided by such individual shareholders.

Having considered the time required for collecting information from the Individual H Shareholders and obtaining relevant PRC tax authorities’ order to ensure Sinopec Corp.’s compliance the previously announced timetable for payment of dividend by Sinopec Corp., Sinopec Corp. will temporarily withhold 20% of the final dividend to be distributed to the Individual H Shareholders with an aggregate amount of HK$4,161,229.64, when Sinopec Corp.

distributes the final dividend for the year ended 31 December 2010 to the Individual H Shareholders. Sinopec Corp. will closely follow up with competent tax authorities to seek confirmation of the tax treatment and will publish an update announcement if there is any progress. After the competent tax authorities have confirmed such individual income tax withheld by Sinopec Corp. based on information to be provided by the Individual H Shareholders, Sinopec Corp. would, if applicable, refund the corresponding amount of tax temporarily withheld to the relevant individual shareholders who are qualified for such refund on a timely basis.

Shareholders are recommended to consult their taxation advisors regarding the owning and disposing of H shares of Sinopec Corp. in the PRC and in Hong Kong and other tax effects.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 20 June 2011

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

 # Executive Director
 * Non-executive Director
 + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: June 21, 2011